Mail Stop 4561

April 10, 2009

Jay A. Wolf
Chief Financial Officer
Mandalay Media, Inc.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

> **Re:** **Mandalay Media, Inc.**
> **Form 10-KT for the transition period from**
> **January 1, 2008 to March 31, 2008**
> **Filed July 15, 2008**
> **File No. 000-10039**

Dear Mr. Wolf:

We have reviewed your response letter dated April 2, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 19, 2009.

Form 10-KT for the transition period from January 1, 2008 to March 31, 2008

Item 8. Financial Statements and Supplementary Data

General

1. We note your response to prior comment number 1 indicates you believe Mandalay Media is the predecessor entity in the merger with Twistbox because the owners of Mandalay maintained a controlling interest after the merger. We believe the definition of a predecessor entity contemplated by Rule 405 of Regulation C is broad and designation of an acquired business as a predecessor is required when a registrant succeeds to substantially all of the business of another entity and the registrant's own operations prior to the succession appear insignificant relative to the operations acquired. Please explain further why this concept would not apply to your circumstances or amend your filings to present

the financial statements of Twistbox as a predecessor. See Rules 8-02 and 8-03 of
Regulation S-X.

Note 8. Other Intangible Assets, page 54

2.   Your response to prior comment number 3 indicates that you believe your
        trademarks and trade names will generate cash flows for an indefinite period of
        time. Please provide us with the following information regarding your conclusion
        that your trademarks and trade names have an indefinite life:

        • Explain how Twistbox's relatively brief operating history factored into your
          conclusion; and
        • Tell us how you considered the size of your company, as compared to
          companies that you currently compete with and those you expect to compete
          with in the future, factored into your conclusion;

        Additionally, we note page 47 of your accounting policy footnote appears to only
        address your policy for testing goodwill for impairment. As part of your
        response, describe your accounting policy related to testing your trademarks and
        trade names for impairment and confirm that you will revise your accounting
        policy footnote in future filings.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at
(202) 551-3451 if you have any questions regarding the above comments.

                                                Sincerely,

                                                Mark Kronforst
                                                Accounting Branch Chief